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                                   APPENDIX 2



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2001

                       PEACE ARCH ENTERTAINMENT GROUP INC.
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                 (Translation of Registrant's name into English)
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          #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
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                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F         [ X ]             Form 40-F        [___]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      [___]             No       [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________ )]



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                                 PEACE ARCH LOGO


                PEACE ARCH ANNOUNCES APPOINTMENT OF JULIET JONES
                           AS CHIEF EXECUTIVE OFFICER

VANCOUVER, B.C., CANADA (April 4, 2001) - THE BOARD OF DIRECTORS OF PEACE ARCH ENTERTAINMENT (AMEX: "PAE", TSE: "PAE.A" & "PAE.B") ANNOUNCED TODAY THAT JULIET JONES HAS BEEN NAMED CHIEF EXECUTIVE OFFICER, EFFECTIVE IMMEDIATELY. Ms. Jones, who joined Peace Arch 9 years ago, has served as the Company's Chief Financial Officer since 1996. In this expanded leadership position, Ms. Jones' extended responsibilities will include framing the overall direction for Peace Arch's strategic growth and market objectives, spearheading financial initiatives, and guiding the Company's M&A activities. With her broad financial experience and intimate knowledge of the industry, she will be in a position to contribute immediately.

Commenting on today's announcement, TIM GAMBLE, PRESIDENT OF PEACE ARCH STATED, "We are delighted that Juliet will be filling the top management role at this very important time in our Company's history. Over the past 9 years with Peace Arch, Juliet has been an invaluable member of our management team. Her new appointment reflects the ever-increasing importance of her role as a bridge between the financial and operational areas of Peace Arch. With her added responsibilities, Peace Arch will benefit from her direct influence over the day to day operations of the Company."

During Ms. Jones' tenure in management, Peace Arch has evolved into Western Canada's largest television production company. As Chief Financial Officer, Ms. Jones played a lead role in obtaining financing for the Company, tapping both the public and private markets. Along with the President and CEO, she oversaw the Company's public offering on the TSE in 1997 and, in July 1999, the Company's public offering and AMEX listing. Ms. Jones has been key in establishing and building the Company's strong relationships within the investment and banking community. During the past year, she played pivotal roles in structuring and financing Peace Arch's two co-production television series, THE IMMORTAL and BIG SOUND.

The Company's previous CEO, CAMERON WHITE, will continue as CHAIRMAN OF THE BOARD. He states, "During the past five years Peace Arch has established itself as a pre-eminent supplier of film and television content to the global entertainment community, and Juliet is uniquely qualified and perfectly positioned to take the Company to the next level." Mr. White continues, "I am proud to have been a part of the dedicated team that has built Peace Arch into a leading provider of proprietary programming. I look forward to working with Juliet and the rest of the Board as the Company continues to enlarge its product library and expand its global reach."

Also announced today is the appointment of GARTH ALBRIGHT AS CHIEF FINANCIAL OFFICER. Mr. Albright has over twenty years of private and public accounting experience. He most recently served as CFO of a telecommunications company where he focused primarily on raising new capital, M&A activities, corporate reporting, and legal and contract negotiation. In addition to his extensive accounting background, Mr. Albright brings several years of broad financial and operational experience to Peace Arch's senior management team.

PEACE ARCH ENTERTAINMENT GROUP INC. creates, develops, produces and distributes proprietary television and Internet programming for worldwide markets. The Company is currently in production on its new one hour documentary series, ANIMAL MIRACLES WITH ALAN THICKE, and has just received an 18 episode second season order of its half-hour comedy series BIG SOUND. At the end of 2000, Peace Arch completed the third season of its 66 episode international sci-fi hit series FIRST WAVE and the first season of its 22 episode action/sci-fi series THE IMMORTAL. As well, the Company recently acquired the distribution rights to the feature films NOW & FOREVER and THE IMPOSSIBLE ELEPHANT; and has production and distribution arrangements with PAX TV and Hallmark Entertainment for three all new CHRISTY MOVIES, which completed production in late fall 2000. Peace Arch Entertainment is a fully integrated media company that, in addition to producing proprietary television and Internet content, produces television commercials, music videos, narrow cast and web cast programming. The company is


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headquartered in Vancouver, British Columbia, and its stock trades on the
AMERICAN STOCK EXCHANGE UNDER THE SYMBOL "PAE" AND ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOLS "PAE.A" AND "PAE.B".

      This press release includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate", "project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

    Additional information on Peace Arch Entertainment can be accessed on the
                        Internet at www.peacearch.com

                   For additional information, please contact:
                       Peace Arch Entertainment Group Inc.
                  TINA BAIRD, MEDIA RELATIONS AT (604) 985-8991
                           Email: tinabaird@telus.net
                                       or
                           RJ Falkner & Company, Inc.
                  Investor Relations Counsel at (800) 377-9893
                            Email: info@rjfalkner.com
                                   -------------------


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Peace Arch Entertainment Group Inc.
                                          --------------------------------------
                                                      (Registrant)

Date  April 4, 2001                    By   /s/ JULIET JONES
     ---------------------------         --------------------------------------
                                                     (Signature)*

--------------------------------              Juliet Jones, CEO
*Print the name and title under the signature of the signing officer.

                              GENERAL INSTRUCTIONS

A.       Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.       Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of
Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.       Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.       Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.


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